UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.)*

DUNE ENERGY, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

265338707

(CUSIP Number)

Paul Friedman BlueMountain Capital Management, LLC 280 Park Avenue, 5th Floor East New York, New York 10017 212-905-3990

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2011

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SCHEDULE 13D

CUSIP No. 265338707	Page 2 of 24

(1)	Names of reporting persons BlueMountain Capital Management, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 7,256,106
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 7,256,106
(11)	Aggregate amount beneficially owned by each reporting person 7,256,106
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 18.8%
(14)	Type of reporting person (see instructions) IA

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on December 22, 2011 was approximately 38,577,900.

SCHEDULE 13D

CUSIP No. 265338707	Page 3 of 24

(1)	Names of reporting persons BlueMountain GP Holdings, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 5,582,320
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 5,582,320
(11)	Aggregate amount beneficially owned by each reporting person 5,582,320
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 14.5%
(14)	Type of reporting person (see instructions) OO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on December 22, 2011 was approximately 38,577,900.

SCHEDULE 13D

CUSIP No. 265338707	Page 4 of 24

(1)	Names of reporting persons Blue Mountain Credit Alternatives Master Fund L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,896,955
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,896,955
(11)	Aggregate amount beneficially owned by each reporting person 1,896,955
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.9%
(14)	Type of reporting person (see instructions) PN

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on December 22, 2011 was approximately 38,577,900.

SCHEDULE 13D

CUSIP No. 265338707	Page 5 of 24

(1)	Names of reporting persons BlueMountain CA Master Fund, GP, Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,896,955
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,896,955
(11)	Aggregate amount beneficially owned by each reporting person 1,896,955
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.9%
(14)	Type of reporting person (see instructions) CO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on December 22, 2011 was approximately 38,577,900.

SCHEDULE 13D

CUSIP No. 265338707	Page 6 of 24

(1)	Names of reporting persons BlueMountain Long/Short Credit Master Fund L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,840,778
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,840,778
(11)	Aggregate amount beneficially owned by each reporting person 1,840,778
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.8%
(14)	Type of reporting person (see instructions) PN

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on December 22, 2011 was approximately 38,577,900.

SCHEDULE 13D

CUSIP No. 265338707	Page 7 of 24

(1)	Names of reporting persons BlueMountain Long/Short Credit GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,840,778
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,840,778
(11)	Aggregate amount beneficially owned by each reporting person 1,840,778
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.8%
(14)	Type of reporting person (see instructions) OO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on December 22, 2011 was approximately 38,577,900.

SCHEDULE 13D

CUSIP No. 265338707	Page 8 of 24

(1)	Names of reporting persons BlueMountain Distressed Master Fund L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,591,976
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,591,976
(11)	Aggregate amount beneficially owned by each reporting person 1,591,976
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.1%
(14)	Type of reporting person (see instructions) PN

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on December 22, 2011 was approximately 38,577,900.

SCHEDULE 13D

CUSIP No. 265338707	Page 9 of 24

(1)	Names of reporting persons BlueMountain Distressed GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,591,976
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,591,976
(11)	Aggregate amount beneficially owned by each reporting person 1,591,976
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.1%
(14)	Type of reporting person (see instructions) OO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on December 22, 2011 was approximately 38,577,900.

SCHEDULE 13D

CUSIP No. 265338707	Page 10 of 24

(1)	Names of reporting persons BlueMountain Strategic Credit Master Fund L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 252,611
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 252,611
(11)	Aggregate amount beneficially owned by each reporting person 252,611
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.7%
(14)	Type of reporting person (see instructions) PN

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on December 22, 2011 was approximately 38,577,900.

SCHEDULE 13D

CUSIP No. 265338707	Page 11 of 24

(1)	Names of reporting persons BlueMountain Strategic Credit GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 252,611
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 252,611
(11)	Aggregate amount beneficially owned by each reporting person 252,611
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.7%
(14)	Type of reporting person (see instructions) OO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on December 22, 2011 was approximately 38,577,900.

SCHEDULE 13D

CUSIP No. 265338707	Page 12 of 24

(1)	Names of reporting persons BlueMountain Timberline Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,673,786
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,673,786
(11)	Aggregate amount beneficially owned by each reporting person 1,673,786
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.3%
(14)	Type of reporting person (see instructions) CO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on December 22, 2011 was approximately 38,577,900.

SCHEDULE 13D

CUSIP No. 265338707	Page 13 of 24

ITEM 1.	Security of the Issuer.

This Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Dune Energy, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at Two Shell Plaza, 777 Walker Street, Suite 2300, Houston, Texas 77002.

ITEM 2.	Identity and Background.

(a-c) This Statement is being filed by the following beneficial owners of Common Stock (each, a “Reporting Person”):

(i)	Blue Mountain Credit Alternatives Master Fund L.P., a Cayman Islands exempted limited partnership (“Credit Alternatives”) with respect to the Common Stock directly owned by it;

(ii)	Blue Mountain CA Master Fund GP, Ltd., a Cayman Islands exempted limited company (“BMCA GP”) with respect to the Common Stock directly owned by Credit Alternatives;

(iii)	BlueMountain Long/Short Credit Master Fund L.P., a Cayman Islands exempted limited partnership (“Long/Short Credit”) with respect to the Common Stock directly owned by it;

(iv)	BlueMountain Long/Short Credit GP, LLC, a Delaware limited liability company (“Long/Short Credit GP”) with respect to the Common Stock directly owned by Long/Short Credit;

(v)	BlueMountain Distressed Master Fund L.P., a Cayman Islands exempted limited partnership (“Distressed”) with respect to the Common Stock directly owned by it;

(vi)	BlueMountain Distressed GP, LLC, a Delaware limited liability company (“Distressed GP”) with respect to the Common Stock directly owned by Distressed;

(vii)	BlueMountain Strategic Credit Master Fund L.P., a Cayman Islands exempted limited partnership (“Strategic Credit”, together with Credit Alternatives, Long/Short Credit and Distressed, the “Partnerships”) with respect to the Common Stock directly owned by it;

(viii)	BlueMountain Strategic Credit GP, LLC, a Delaware limited liability company (“Strategic Credit GP” and together with BMCA GP, Long/Short Credit GP and Distressed GP, the “General Partners”) with respect to the Common Stock directly owned by Strategic Credit;

(ix)	BlueMountain Timberline Ltd., a Cayman Islands exempted limited company (“Timberline” and together with the Partnerships, the “BlueMountain Funds”), with respect to the Common Stock directly owned by it;

(x)	BlueMountain Capital Management, LLC, a Delaware limited liability company (the “Investment Manager”), which serves as investment manager to the BlueMountain Funds and has investment discretion with respect to the Common Stock directly owned by the BlueMountain Funds; and

(xi)	BlueMountain GP Holdings, LLC, a Delaware limited liability company (the “Ultimate General Partner”), which serves as the ultimate general partner of each of the Partnerships, with respect to the Common Stock directly owned by each of the Partnerships.

The principal business of: (i) each of the BlueMountain Funds is to serve as private investment exempted limited partnership or private investment exempted company, as the case may be; (ii) each of the General Partners is to serve as the general partner of a Partnership; (iii) the Investment Manager is to serve as investment manager to a variety of private investment funds (including the BlueMountain Funds), and to make investment decisions on behalf of those private investment funds, and (iv) the Ultimate General Partner is to serve as the ultimate general partner of a variety of private investment funds organized as limited partnerships for which the Investment Manager serves as investment manager (including the Partnerships).

SCHEDULE 13D

CUSIP No. 265338707	Page 14 of 24

The executive officers, directors, and control persons of the Reporting Persons are as follows

Andrew Feldstein	Chief Executive Officer and Chief Investment Officer of the Investment Manager; Chief Executive Officer and Chief Investment Officer of the Ultimate General Partner; Director of BMCA GP; Director of Timberline
Stephen Siderow	President of the Investment Manager, President of the Ultimate General Partner; Director of BMCA GP; Director of Timberline.
Alan Gerstein	Managing Principal and Senior Portfolio Manager of the Investment Manager; Managing Principal and Senior Portfolio Manager of the Ultimate General Partner.
Michael Liberman	Managing Principal, Chief Operating Officer and Chief Risk Officer of the Investment Manager; Managing Principal, Chief Operating Officer and Chief Risk Officer of the Ultimate General Partner
Bryce Markus	Managing Principal and Senior Portfolio Manager of the Investment Manager; Managing Principal and Senior Portfolio Manager of the Ultimate General Partner.
David Rubenstein	Managing Principal, Chief Financial Officer, General Counsel and Secretary of the Investment Manager; Managing Principal, Chief Financial Officer, General Counsel and Secretary of the Ultimate General Partner.
Derek Smith	Managing Principal and Senior Portfolio Manager of the Investment Manager; Managing Principal and Senior Portfolio Manager of the Ultimate General Partner.
Mark Shapiro	Director of Timberline. Mr. Shapiro also serves as a consultant to several financial service and professional service firms.

The business address of each BlueMountain Fund and BMCA GP is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The business address of the Investment Manager, Distressed GP, Long/Short Credit GP, Strategic Credit GP, the Ultimate General Partner, Andrew Feldstein, Stephen Siderow, Alan Gerstein, Michael Liberman, Bryce Markus, David Rubenstein, Derek Smith and Mark Shapiro is 280 Park Avenue, 5th Floor East, New York, New York 10017.

(d-e) None of the Reporting Persons, or any of their respective executive officers, directors or control persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	All of the executive officers, directors and control persons are United States citizens.

ITEM 3.	Source and Amount of Funds or Other Consideration.

(a)	In June 2011, Credit Alternatives, Timberline, Long/Short Credit and Distressed purchased, in the aggregate, 500,000 shares of Common Stock (prior to the Reverse Stock Split (as described below)).

SCHEDULE 13D

CUSIP No. 265338707	Page 15 of 24

(b)

Pursuant to the Offer to Exchange Relating to Any and All of its Outstanding 10 1/2% Senior Secured Notes due 2012 dated November 14, 2011 (a copy of which is attached hereto as Exhibit I and incorporated herein by reference), the Issuer consummated an exchange of its 10 1/2% Senior Secured Notes due 2012, effective December 22, 2011 (the “Exchange Offer”). In connection with the Exchange Offer, the Issuer issued to the BlueMountain Funds in the aggregate 725,110,611 shares of Common Stock (in addition to Floating Rate Senior Secured Notes due 2016 (which are not convertible into Common Stock) and cash) in exchange for all of the $57,419,000 notional amount of the 10 1/2% Senior Secured Notes due 2012 of the Issuer in the aggregate held by the BlueMountain Funds.

(c)	Subsequent to the Exchange Offer, the Issuer implemented a 1-for-100 reverse stock split of its Common Stock (the “Reverse Stock Split”). Accordingly, following the Reverse Stock Split, the BlueMountain Funds beneficially owned, in the aggregate, 7,256,106 shares of Common Stock.

All funds used in the acquisition by the Reporting Persons of shares of Common Stock were obtained from the working capital of the Reporting Persons.

ITEM 4.	Purpose of the Transaction.

The Reporting Persons hold the 7,256,106 shares of Common Stock for the purpose of investment and in the ordinary course of business, and intend to review this investment on a continuing basis. Depending on various factors, including but not limited to each Reporting Person’s business, financial position, strategic direction and prospects, price levels of the Common Stock of the Issuer, conditions of the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including but not limited to changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause their affiliates to acquire additional shares of Common Stock of the Issuer, dispose of some or all of their Common Stock of the Issuer or continue to hold the same. In addition, without limitation, the Reporting Persons may directly or indirectly engage in discussions with members of management, directors and stockholders of the Issuer and other parties concerning extraordinary corporate transactions (including but not limited to a merger, reorganization or liquidation) relating to the Issuer as well as concerning its business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents and agreements. Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, each of the Reporting Persons has no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

ITEM 5.	Interest in Securities of the Issuer.

(a) and (b) The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on December 22, 2011 was approximately 38,577,900. The 7,256,106 shares of Common Stock beneficially owned, in the aggregate, by the BlueMountain Funds as of January 9, 2012, represent approximately 18.8% of the issued and outstanding shares of Common Stock of the Issuer, with such percentage calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. A further detailed breakdown of the Reporting Persons’ beneficial ownership of Common Stock is as follows:

A.	Investment Manager

(a)	Amount beneficially owned: 7,256,106

Percent of class: 18.8%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 7,256,106.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 7,256,106.

SCHEDULE 13D

CUSIP No. 265338707	Page 16 of 24

B.	Ultimate General

Partner

(a)	Amount beneficially owned: 5,582,320

Percent of class: 14.5%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 5,582,320.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 5,582,320.

C.	Credit Alternatives

(a)	Amount beneficially owned: 1,896,955

Percent of class: 4.9%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 1,896,955.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 1,896,955.

D.	BMCA GP

(a)	Amount beneficially owned: 1,896,955

Percent of class: 4.9%

(b)	Number of shares as to which the person has: 1,896,955

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 1,896,955.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 1,896,955.

SCHEDULE 13D

CUSIP No. 265338707	Page 17 of 24

E.	Long/Short Credit

(a)	Amount beneficially owned: 1,840,778

Percent of class: 4.8%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 1,840,778.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 1,840,778.

F.	Long/Short Credit GP

(a)	Amount beneficially owned: 1,840,778

Percent of class: 4.8%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 1,840,778.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 1,840,778.

G.	Distressed

(a)	Amount beneficially owned: 1,591,976

Percent of class: 4.1%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 1,591,976.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 1,591,976.

SCHEDULE 13D

CUSIP No. 265338707	Page 18 of 24

H.	Distressed GP

(a)	Amount beneficially owned: 1,591,976

Percent of class: 4.1%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 1,591,976.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 1,591,976.

I.	Strategic Credit

(a)	Amount beneficially owned: 252,611

Percent of class: 0.7%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 252,611.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 252,611.

J.	Strategic Credit GP

(a)	Amount beneficially owned: 252,611

Percent of class: 0.7%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 252,611.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 251,611.

SCHEDULE 13D

CUSIP No. 265338707	Page 19 of 24

K.	Timberline

(a)	Amount beneficially owned: 1,673,786

Percent of class: 4.3%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 1,673,786.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 1,673,786.

The Investment Manager, each General Partner and the Ultimate General Partner, each expressly declare that this filing shall not be construed as an admission that each is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this filing.

None of the Reporting Persons beneficially own any other shares of Common Stock of the Issuer.

(c) Except as set forth above in Item 3, during the last 60 days, no transactions in the Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the other persons set forth in Item 2.

(d) No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of, Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses set forth in Items 2 and 3 hereof are incorporated by reference in their entirety.

Pursuant to the Exchange Offer (defined in Item 3 herein, attached hereto as Exhibit I and incorporated herein by reference) dated November 14, 2011 and effective December 22, 2011, the Issuer offered in exchange for $300 million in aggregate principal amount of its 10 1/2% Senior Secured Notes due 2012: (i) an aggregate of approximately 251 million shares of Common Stock (ii) an aggregate of 250,000 shares of Series C Convertible Preferred Stock, which automatically converted into an aggregate of approximately 3.537 billion shares of Common Stock on December 22, 2011, and (iii) at the Issuer’s option, either (a) $50 million aggregate principal amount of Floating Rate Senior Secured Notes due 2016 or (b) an aggregate cash payment of $50 million.

In connection with the Exchange Offer, the Issuer purchased from the BlueMountain Funds all of the Issuer’s 10 1/2% Senior Secured Notes due 2012 held by the BlueMountain Funds, for which the BlueMountain Funds received in the aggregate 7,251,106 shares of Common Stock on December 22, 2011 (in addition to Floating Rate Senior Secured Notes due 2016 (which are not convertible into Common Stock) and cash), after giving effect to all of the Issuer’s restructuring transactions, including a 1-for-100 reverse stock split of its Common Stock.

Except as described in this Schedule 13D and the Joint Filing Agreement attached as Exhibit 2 hereto, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

SCHEDULE 13D

CUSIP No. 265338707	Page 20 of 24

ITEM 7. Material to be Filed as Exhibits.

1.

Offer to Exchange Relating to Any and All of its Outstanding 10  1/2% Senior Secured Notes due 2012 dated November 14, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on November 14, 2011).

2.	Joint Filing Agreement dated January 9, 2012, attached as Exhibit 2 hereto.

SCHEDULE 13D

CUSIP No. 265338707	Page 21 of 24

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: January 9, 2012

BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By: /s/ PAUL FRIEDMAN

Paul Friedman, Chief Compliance Officer

BLUE MOUNTAIN CREDIT ALTERNATIVES MASTER FUND L.P.

BY: BLUE MOUNTAIN CA MASTER FUND GP, LTD.

By: /s/ ANDREW FELDSTEIN

Andrew Feldstein, Director

BLUE MOUNTAIN CA MASTER FUND GP, LTD.

By: /s/ ANDREW FELDSTEIN

Andrew Feldstein, Director

BLUEMOUNTAIN LONG/SHORT CREDIT MASTER FUND L.P.

BY: BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC

BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By: /s/ PAUL FRIEDMAN

Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC

BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By: /s/ PAUL FRIEDMAN

Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN DISTRESSED MASTER FUND L.P.

BY: BLUEMOUNTAIN DISTRESSED GP, LLC

BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By: /s/ PAUL FRIEDMAN

Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN DISTRESSED GP, LLC

BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By: /s/ PAUL FRIEDMAN

Paul Friedman, Chief Compliance Officer

SCHEDULE 13D

CUSIP No. 265338707	Page 22 of 24

BLUEMOUNTAIN STRATEGIC CREDIT MASTER FUND L.P.

BY: BLUEMOUNTAIN STRATEGIC CREDIT GP, LLC

BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By: /s/ PAUL FRIEDMAN

Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN STRATEGIC CREDIT GP, LLC

BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By: /s/ PAUL FRIEDMAN

Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN TIMBERLINE LTD.

By: /s/ ANDREW FELDSTEIN

Andrew Feldstein, Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

SCHEDULE 13D

CUSIP No. 265338707	Page 23 of 24

EXHIBIT 2

JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13D with respect to the Common Stock, par value $0.001 per share, of Dune Energy, Inc., dated as of January 9, 2012, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

DATED: January 9, 2012

BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By: /s/ PAUL FRIEDMAN

Paul Friedman, Chief Compliance Officer

BLUE MOUNTAIN CREDIT ALTERNATIVES MASTER FUND L.P.

BY: BLUE MOUNTAIN CA MASTER FUND GP, LTD.

By: /s/ ANDREW FELDSTEIN

Andrew Feldstein, Director

BLUE MOUNTAIN CA MASTER FUND GP, LTD.

By: /s/ ANDREW FELDSTEIN

Andrew Feldstein, Director

BLUEMOUNTAIN LONG/SHORT CREDIT MASTER FUND L.P.

BY: BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC

BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By: /s/ PAUL FRIEDMAN

Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC

BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By: /s/ PAUL FRIEDMAN

Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN DISTRESSED MASTER FUND L.P.

BY: BLUEMOUNTAIN DISTRESSED GP, LLC

BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By: /s/ PAUL FRIEDMAN

Paul Friedman, Chief Compliance Officer

SCHEDULE 13D

CUSIP No. 265338707	Page 24 of 24

BLUEMOUNTAIN DISTRESSED GP, LLC

BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By: /s/ PAUL FRIEDMAN

Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN STRATEGIC CREDIT MASTER FUND L.P.

BY: BLUEMOUNTAIN STRATEGIC CREDIT GP, LLC

BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By: /s/ PAUL FRIEDMAN

Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN STRATEGIC CREDIT GP, LLC

BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By: /s/ PAUL FRIEDMAN

Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN TIMBERLINE LTD.

By: /s/ ANDREW FELDSTEIN

Andrew Feldstein, Director